EXHIBIT 4.10

                          SECOND MODIFICATION AGREEMENT

      This MODIFICATION AGREEMENT (the "Agreement") is made as of October 31, 2003, by and between SALES ONLINE DIRECT INC., a Delaware corporation (the "Corporation") and AUGUSTINE FUND, L.P. (the "Lender").

W1TNESSETH

            R.1. On November 1, 2001 (the "Transaction Date), the Corporation and the Lender entered into a Loan Agreement (the "Loan Agreement") pursuant to which the Lender agreed to extend loans up to $1,000,000 in the form of a Convertible Promissory Note (the "Note"). The Note is convertible into shares of the Corporation's common stock, par value $.001 per share (the "Common Stock").

            R.2. On May 21, 2002, the Corporation and Lender entered into a Modification Agreement to amend the Loan Agreement, the Note, and the Registration Rights Agreement, including to increase the principal loan amount for $1 million to $2 million.

            NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged the Corporation and Lender hereby agree as follows:

      1. Recitals: Definitions. The recitals set forth above are true and correct in every respect and are incorporated herein by reference. Any capitalized terms contained herein not defined herein shall have the meaning assigned to such term in the Loan Agreement, or if not defined in the Loan Agreement, in the Note.

      2. Amendment to Loan Agreement. The following amendment is hereby made to the Loan Agreement: all references in the Note to "Two Million Dollars" or "$2,000,000" as set forth in the Modification Agreement are hereby amended to be "Two Million Two Hundred Fifty Thousand Dollars" or $2,250,000."

      3. Amendment to Note. The following amendment is hereby made to the Note: all references in the Note to "Two Million Dollars" or $2,000,000" as set forth in the Modification Agreement are hereby amended to be "Two Million Two Hundred Fifty Thousand Dollars" or $2,250,000."

      4. Not a Novation. The Corporation and the Lender each ratifies and confirms all of its liabilities and obligations under the Loan Agreement, Note and Registration Rights Agreement and agrees that, except as expressly modified by this Agreement, such documents continue in full force and effect. The Corporation and the Lender agree that this Agreement shall not be construed as an agreement to extinguish the Corporation's or Lender's original obligations under the Note and other documents and shall not constitute a novation as to the obligations of the Corporation or Lender under the Note.

      5. Counterparts. This Agreement may be executed in any number of counterparts, all of which when taken together shall constitute one Agreement.

      6. Successors and Assigns. Whenever used herein, the words "Corporation" and "Lender" shall be deemed to include their respective successors and assigns. All words used herein shall be deemed to refer to the singular, plural, masculine, feminine or neuter as the identify of the person or entity or the context may require.

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      7. Termination. This Agreement shall not terminate unless and until Lender represents in writing that it has no further rights to obtain Common Stock of the Corporation under any agreement, or to convert any outstanding indebtedness into shares of Common Stock of the Corporation, and until Lender does not beneficially own any shares of Common Stock of the Corporation.

            IN WITNESS WHEREOF, the Corporation and the Lender have caused this Agreement to be executed as of the date first above written.


SALES ONLINE DIRECT, INC.

By: /s/ Gregory P. Rotman
 ---------------------------------------
    Gregory P. Rotman
    Chief Executive Officer


AUGUSTINE FUND, L.P.

By: Augustine Capital Management, LLC,
    General Partner

By: /s/ Thomas F. Duszynski
    ------------------------------------
    Thomas F. Duszynski